Exhibit 99.6

Sharron Sylvester

Technical Director – Geology

OreWin Pty Ltd

CONSENT of QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Prince Edward Island
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut
Yukon Registrar of Securities

AND TO:	Turquoise Hill Resources Ltd. (“TRQ”)

I, Sharron Sylvester, do hereby consent to the public filing of the technical report entitled 2016 Oyu Tolgoi Technical Report and dated 14 October 2016 (the “Technical Report”) by TRQ. I also consent to any extracts from or summary of the Technical Report in the TRQ news release dated 21 October 2016 filed with any of the securities regulatory authorities referred 21 to above.

I certify that I have read the news release being filed by TRQ and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated 21October 2016.

/s/ Sharron Sylvester

Signature of Qualified Person

Sharron Sylvester
Technical Director – Geology OreWin Pty Ltd

OreWin Pty Ltd  ACN 165 722 574

Level 2 / 27 Leigh Street Adelaide 5000

P +61 8 8210 5600  E  orewin@orewin.com  W  orewin.com